BETA MUSIC GROUP, INC.

1400 NW 65th Avenue Bay A

Plantation, Florida 3313

September 18, 2009

Kyle Moffat

Accountant Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Commission Letter dated August 31, 2009 with respect to our audited financial statements prepared by Moore and Associates Chartered (“Moore”)

Dear Mr. Moffat:

As reported in our Form 8-k filed with the Commission on September 1, 2009 we have retained the firm of Seale and Beers, CPA as our independent registered public accounting firm.

This letter will confirm that if at any time in the future we file a report with the Commission that would ordinarily include an audit report prepared by Moore, we will have that year, or period, re –audited by Seale and Beers, CPA, or such other independent registered public accounting firm that we have retained to audit our books and records.

Sincerely,

/s/ Michelle Tucker

Michelle Tucker, President

Beta Music Group, Inc.